EXHIBIT 99.3
Media Release
Karlka Nyiyaparli Aboriginal Corporation and Rio Tinto sign updated Native Title Agreement
02 December 2025

PERTH, Australia--(BUSINESS WIRE)-- Karlka Nyiyaparli Aboriginal Corporation (KNAC) Registered Native Title Body Corporate and Rio Tinto have signed an updated Native Title Agreement to strengthen ways of working together, deliver long-term benefits for the Nyiyaparli People and provide Rio Tinto with a clear framework for engaging on mine development on Nyiyaparli Country.
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Karlka Nyiyaparli Aboriginal Corporation and Rio Tinto representatives signed the updated Native Title Agreement in Port Hedland on Friday 28 November.
The jointly developed agreement was guided by KNAC’s Agreement Review Committee, supported by Common Law Holders, and informed by on-Country consultations and heritage advice. Through this process, Nyiyaparli voices shaped the changes that support community aspirations and protect Country.
Parts of Rio Tinto’s Hope Downs mining operations and the proposed Rhodes Ridge development are located on Nyiyaparli Country.

Media Release

Rio Tinto and the Nyiyaparli People first entered into the Native Title Agreement (that has now been updated) in 2011.
The updated agreement signed on Friday 28 November delivers enhanced cultural heritage and environmental protections, supports earlier and ongoing consultation, and provides greater transparency in decision-making for mining on Nyiyaparli Country.
It also creates a stronger foundation for enduring benefits for Nyiyaparli People, including employment, training and business development, and embeds governance structures that reflect Nyiyaparli cultural and corporate principles.
KNAC Chairperson Leonard Michael Stream said: “We appreciate working with Rio over the last three years to deliver a better deal for Nyiyaparli Country and for Nyiyaparli People that works for us both.”
Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “We are grateful for the time, guidance, cultural knowledge and technical expertise shared by Nyiyaparli and Karlka Nyiyaparli Aboriginal Corporation Registered Native Title Body Corporate as we worked to jointly develop this updated agreement.
“Through open dialogue and collaboration, we have strengthened the way we will work together, with clearer processes that respect Country and support transparency in decision-making.”

View source version on businesswire.com: https://www.businesswire.com/news/home/20251201424387/en/
Karlka Nyiyaparli Aboriginal Corporation
Cate Ballantyne
CEO@karlka.com.au
Rio Tinto Media Relations
media.enquiries@riotinto.com
Alyesha Anderson
M +61 434 868 118
Rachel Pupazzoni
M +61 438 875 469